EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

PREFERRED DIVIDENDS

(Dollars in Millions)

(Unaudited)

Nine Months Ended September 30, 2006
Earnings:
Income before income taxes	$1,408.0
Add:
Interest on indebtedness and amortization of debt expense and discount or premium	125.8
Portion of rents representative of interest factor	32.7
Less:
Gain on equity investments	(2.3)

Income as adjusted	$1,564.2

Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	125.8
Portion of rents representative of interest factor	32.7
Capitalized interest	1.9

Total fixed charges	$160.4

Preferred Dividends:
Dividends on Preference Stock	$26.4

Ratio of earnings to fixed charges	9.8

Ratio of earnings to fixed charges and preferred dividends	8.4